Filed Pursuant to Rule 424(b)(3)
Registration No. 333-189891

COLE CREDIT PROPERTY TRUST V, INC.
SUPPLEMENT NO. 24 DATED JULY 10, 2017
TO THE PROSPECTUS DATED APRIL 29, 2016
This document supplements, and should be read in conjunction with, the prospectus of Cole Credit Property Trust V, Inc. dated April 29, 2016, Supplement No. 20 dated April 14, 2017, which superseded and replaced all previous supplements to the prospectus, Supplement No. 21 dated May 4, 2017, Supplement No. 22 dated May 22, 2017 and Supplement No. 23 dated June 9, 2017. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus, as supplemented to date.
The purpose of this supplement is to describe the status of the offering of shares of Cole Credit Property Trust V, Inc.
OPERATING INFORMATION
Status of Our Public Offering
The registration statement for our initial public offering of $2,975,000,000 in shares of common stock was declared effective by the U.S. Securities and Exchange Commission (SEC) on March 17, 2014 and was subsequently supplemented by a post-effective amendment to the registration statement declared effective on April 29, 2016. We are offering up to $2,500,000,000 in shares of common stock pursuant to our primary offering, consisting of two classes of shares: $1,375,000,000 in shares of Class A common stock (Class A Shares) and $1,125,000,000 in shares of Class T common stock (Class T Shares). We are also offering $475,000,000 in shares pursuant to our distribution reinvestment plan. We reserve the right to reallocate shares offered among the classes of shares and between our primary offering and our distribution reinvestment plan. During the month of June 2017, we accepted investors’ subscriptions for, and issued, a total of approximately 299,000 shares of our common stock in the offering, resulting in gross proceeds to us of approximately $7.6 million, consisting of approximately 261,000 shares of our common stock in our primary offering, resulting in gross proceeds to us of approximately $6.7 million ($4.3 million in Class A Shares and $2.4 million in Class T Shares), and approximately 38,000 shares of our common stock pursuant to our distribution reinvestment plan, resulting in gross proceeds to us of approximately $924,000. As of June 30, 2017, we had accepted investors’ subscriptions for, and issued, a total of approximately 15.0 million shares of our common stock in the offering, resulting in gross proceeds to us of approximately $375.2 million ($354.2 million in Class A Shares and $21.0 million in Class T Shares; including shares issued pursuant to our distribution reinvestment plan). As of June 30, 2017, approximately $2.6 billion in shares of our common stock remained available for sale in the offering.
As previously disclosed, we have filed a registration statement on Form S-11 under the Securities Act of 1933, as amended, for a follow-on offering of our Class A Shares and Class T Shares (Follow-on Offering). There is no guarantee that the Follow-on Offering will be declared effective by the SEC at any particular time, or at all. Unless earlier terminated by our board of directors, in their discretion, we will continue to offer shares in our initial public offering until the earlier of: (i) the date on which we have sold all shares registered under our initial public offering; (ii) the effective date of the registration statement for the Follow-on Offering; or (iii) September 13, 2017. If our board of directors determines to terminate our initial public offering earlier than the dates set forth above, we will notify stockholders by filing a supplement to the prospectus with the SEC. The initial public offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate the initial public offering at any time prior to the stated termination date.

CCPT5-SUP-24D